Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019-6064

By Facsimile	October 20, 2008

Securities and Exchange Commission 100 F Street, N.E. Washington D.C. 20549

Attention: Daniel F. Duchovny, Esq., Division of Corporation Finance

Dear Sirs/Mesdames:

Re:	Rockwell Diamonds Inc. - Schedule 14D-1F filed September 9, 2008 by 0833824 B.C. Ltd. and Pala Investment Holdings Limited - SEC File No. 005-83158

Thank you for your comment letter of September 30, 2008. On behalf of 0833824 B.C. Ltd. and Pala Investment Holdings Limited (collectively the “Bidders”), we provide the responses below. For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the comment letter.

I. Eligibility Requirements

1.	Please explain the basis for your conclusion that U.S. holders held less than 40% of the outstanding securities of Rockwell Diamonds. See Instruction 3 to I.A. of Schedule 14D-1F.

The Bidders have reviewed Instruction 3 to I.A. of Schedule 14D-1F and have concluded that U.S. holders held less than 40% of the outstanding common shares of Rockwell Diamonds Inc. (“Rockwell”) because: (a) the Rockwell common shares do not trade, and have not traded during the last 12 months prior to the commencement of the offer, on a national securities exchange in the United States (or on the Nasdaq), and have only traded on the South African exchange operated by JSE Limited and the Toronto Stock Exchange during such time; (b) the most recent annual report or annual information form filed or submitted by Rockwell with Canadian securities regulators or with the Securities and Exchange Commission does not indicate that U.S. holders hold 40% or more of the common shares; and (c) the Bidders do not have actual knowledge that the level of U.S. ownership equals or exceeds 40% of the outstanding common shares of Rockwell.

II. Compliance with the Exchange Act

2.

Please advise us whether the bidder has been granted any waivers or exemptions from certain Canadian laws that would impair the ability of the bidder to make the offer in compliance with Rule 14d-1(b) unless the bidder complied with corresponding U.S. tender offer rules. If any waiver or exemption was granted, please file it as an exhibit to your Schedule 14D-1F.

The Bidders have not been granted any waivers or exemptions from Canadian laws in connection with the tender offer.

III. Conditions to exchange Offer page 12

3.	We note condition (p) which may have been triggered as of September 24, 2008. Please update your disclosure with respect to this condition. Also, note the following comment.

The Bidders issued a press release on September 25, 2008 announcing an amendment to the Offer by waiving condition (p), which required that Pala be granted reasonable access to information concerning Rockwell, including access to its management, by September 24, 2008. Pursuant to Canadian takeover bid requirements, where the consideration to an offer is solely cash and the change in the offer is solely the waiver of a condition, the Bidders are permitted to waive the condition through public announcement by a press release without having to deliver any additional documentation to securityholders of the target.

4.

In the first full paragraph on page 17, within this section, the bidders explain the failure to exercise any of the rights will not be deemed to be a waiver of any offer condition. Please note that when a condition is triggered and the offerors decide to proceed with the offer, we believe that this decision constitutes a waiver of the triggered condition. Waivers of material conditions require that at least five business days remain in the tender offer following the date of the waiver. Please revise your disclosure accordingly.

We will comply. However, because of certain terms of Rockwell’s shareholder rights plan, the Bidders intend to prepare and deliver a Notice of Variation amending the disclosure in the Offer Documents at or prior to the expiry of the Offer. Such Notice of Variation will provide that the Bidders will extend the Offer for ten days. In addition, in such Notice of Variation, the Bidders will revise the first full paragraph on page 17 of the Offer and replace it with the following:

“The foregoing conditions are for the sole benefit of the Offeror and may be asserted by the Offeror during the pendency of the Offer in its sole discretion at any time. The Offeror may waive any of the foregoing conditions in whole or in part at any time and from time to time during the pendency of the Offer in its sole discretion, without prejudice to any other rights which the Offeror may have. The failure by the Offeror at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right, the waiver of any such right with respect to particular facts and other circumstances will not be deemed a waiver with respect to any other facts and circumstances, and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time by the Offeror during the pendency of the Offer. If the Offeror waives a material condition, and to the extent necessary it will extend the expiration date of the Offer so that the Offer will remain open for at least five days following the waiver (or longer if required under applicable Canadian laws). All conditions to the Offer, other than those involving the receipt of governmental approvals, must be satisfied or waived prior to taking up, purchasing or paying for the Common Shares.”

5.

With reference to same disclosure, we believe a tender offer may be conditioned on a variety of events and circumstances, provided they are not within the direct or indirect control of the bidder, and are drafted with sufficient specificity to allow for objective verification. In the paragraph we cite, you reserve the right to terminate the offer even where a listed offer condition is triggered by the bidders’ own action or inaction. Please revise this language to comply with our position.

The Bidder will comply and will revise this disclosure as set forth in response to Question 4 above.

6.

The bidders explain the offer conditions shall be deemed to be an ongoing right which may be asserted at any time and from time to time, both before and after the expiration of the offer. Please revise the disclosure to make clear that all conditions to the offer, other than those involving the receipt of governmental approvals, must be satisfied or waived before the expiration of the offer.

The Bidder will comply and will revise this disclosure as set forth in response to Question 4 above.

Market Purchases page 22

7.

With respect to the first paragraph, please clarify here (and elsewhere in your document as necessary) which are the “applicable laws” to which you refer. Also, provide us with your brief legal analysis of your compliance with Rule 14e-5 in light of your disclosure.

We will comply and will, in the Notice of Variation to be filed and delivered to Rockwell shareholders, revise the disclosure on page 22 to indicate that “applicable laws” here refers to Part XX of the Securities Act (Ontario), including Ontario Rule 62-504, and in the other provinces of Canada, Multilateral Instrument 62-104.

The Bidders have no present intention of purchasing Rockwell securities except as part of the Offer because, among other things, Rockwell’s shareholder rights plan effectively prohibits such purchases. Nevertheless, the Bidders reserve the right to purchase Rockwell securities if and when permitted under the shareholder rights plan.

To the extent the Bidders purchase Rockwell securities outside of the Offer, such purchases will be made in accordance with the procedures set forth in the response of SEC staff to the no-action request of Barrick Gold Corporation dated October 10, 2006 which provided exemptive relief from the requirements of Rule 14e-5 to permit purchases of securities outside an offer in a similar transaction.

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Please feel free to contact the undersigned if you have any questions or concerns with respect to the foregoing.

Yours truly,

/s/ Andrew J. Foley

Andrew J. Foley